September 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel
Terry French
Claire DeLabar
Celeste M. Murphy
Brandon Hill

Re:	Zayo Group Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted September 19, 2014
File No. 333-197215

Ladies and Gentlemen:

Set forth below are the responses of Zayo Group Holdings, Inc. (“we”, “us”, “our” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 20, 2014, with respect to the Registration Statement on Form S-1, File No. 333-197215, filed with the Commission on July 2, 2014 and amended by Amendment No. 1 on August 12, 2014 (as amended, the “Registration Statement”). We are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each of your comments is set forth in bold text below, followed by the corresponding response in plain text. The headings and numbered paragraphs below correspond to the headings and numbered comments in your letter.

Our Business Strategy, page 5

1. We note your response to comment 16 of our prior letter. Given that you have already achieved approximately $128 million of your anticipated cost synergies, please revise your disclosure to specify that you identified and planned, although have not fully realized, $32 million of cost savings. Alternatively, please disclose the aggregate amount incurred to connection with the $128 million in already realized cost savings.

United States Securities and Exchange

Commission

September 25, 2014

We have revised the disclosure on pages 6, 7, 85 and 87 to specify that we have identified, planned, and realized cost synergies representing approximately $126 million in annual recurring cost savings and have identified and planned, although not yet realized, an additional approximately $33 million in annual recurring cost savings.

Restructuring, page 8

2. Please expand the description of your restructuring to disclose the percentage ownership of your company by your private equity investors and current and former employees, respectively, following this offering.

We have revised the disclosure on page 8 to disclose the percentage ownership of the Company by our private equity investors and current and former employees, respectively, following this offering. These numbers will remain blank until the price range for the offering is determined, but we advise the Staff that our private equity investors in the aggregate are expected to own approximately 77% of our common stock and our current and former employees in the aggregate are expected to own approximately 11% of our common stock following the consummation of this offering. In addition, we expect that CII will own approximately 7% of our common stock immediately following the consummation of this offering, which will be distributed to unitholders of CII subsequent to the offering as described in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Revenue, page 43

3. We note your response to comment 34 of our prior letter. It is still unclear to us why you would characterize growth that is acquisition related as “organic.” Organic growth is typically growth that comes from a company’s existing businesses, as opposed to growth that comes from acquisitions. Please explain why you think that it is appropriate to include an “estimate of acquired revenue” in the periods prior to acquisitions in your calculation of organic growth. In our view, organic growth should exclude the effects of mergers, acquisition and takeovers.

We acknowledge the Staff’s comment and respectfully submit that our acquisition-related growth is not included in our calculation of organic growth. We agree with the Staff’s view that organic growth should exclude the effects of mergers, acquisition and takeovers, and we calculate organic growth in a manner that excludes those effects. In calculating our organic growth, we include an estimate of acquired revenue in the period prior to the acquisition in order to make the two periods comparable.

United States Securities and Exchange

Commission

September 25, 2014

For example, to calculate organic growth from one period to another, we compare our revenue during each period. If we acquire a business in the second period and we then tried to compare our revenue for the second period (which would include the acquired business results) to that of the first period (which would not include the acquired business results), the resulting growth rate would include both acquisition-related growth and organic growth. To isolate revenue attributable to organic activities versus revenue attributable to acquisitions, we add an estimate of the revenue of the acquired business to the first period and then compare the revenue between the two periods.

To illustrate, we have included a numerical example of this calculation below:

		Period
		1	2	Explanation of Method
Total reported revenue		$10	$12	These results of operations include an acquired business on the first day of Period 2.

Total Growth			20%	Includes acquired and organic revenue growth

Estimated revenue of acquired entity	+	$1		For purposes of isolating organic growth, we estimate that the acquired business generated $1 of revenue in Period 1 while operating on a stand-alone basis prior to its acquisition.

Pro-forma revenue to calculate organic growth	=	$11	$12	We add the estimated revenue of the acquired business to our Period 1 results.

Organic Growth			9%	By adding the estimated revenue of the acquired business to Period 1, the changes in revenue can all be attributed to the organic growth of the business because we have adjusted our revenue numbers to make the periods comparable.

Executive Compensation, page 103

Compensation Discussion and Analysis, 103

4. Please provide examples of the calculations used to calculate IRR and the amount of equity grants to your named executive officers.

We calculate equity IRR as the annualized percentage change in equity value between two periods. Equity value for a period is estimated using a market approach. Specifically, we apply an assumed multiple to the period’s annualized adjusted EBITDA to arrive at an estimated enterprise value. We then subtract net indebtedness (total indebtedness less cash) from the estimated enterprise value to arrive at an estimated equity value. The equity value in the beginning period is then compared to the equity value in the ending period to arrive at a percentage increase. The percentage increase is then annualized and expressed as an annual percent equity IRR.

United States Securities and Exchange

Commission

September 25, 2014

The beginning period for the equity IRR calculation is the quarter two quarters prior to the quarter for which payout is being calculated. For example, the beginning period for the third fiscal quarter (quarter ended March 31) payout is the first fiscal quarter (quarter ended September 30). The ending period for the equity IRR calculation is the quarter one quarter after the quarter for which payout is being calculated. For example, the ending period for the third fiscal quarter (quarter ended March 31) payout is the fourth fiscal quarter (quarter ended June 30). The ending period equity value is always based on forecasted adjusted EBITDA and net indebtedness.

The following table is an example using the 2014 third fiscal quarter equity IRR calculation.

	Beginning Period: Quarter ended September 30, 2013	Ending Period: Quarter ended June 30, 2014
Annualized adjusted EBITDA	$620	$675
Market multiple of EBITDA	10 x	10 x
Enterprise value	6,200	6,750
Net indebtedness	(2,758)	(2,666)
Equity value	$3,442	$4,084
Equity IRR		25%

Equity grants to named executive officers are discretionary based on qualitative assessments and are not calculated with reference to any formula. In making their evaluations, the CEO and Compensation Committee have in the past considered, among other things, certain quantitative factors, which are listed on pages 102-103 of the Second Amendment, but the ultimate equity grant determination is discretionary and qualitative in nature. The primary considerations for each named executive officer’s award determination for Fiscal 2014 are detailed on pages 103-104 of the Second Amendment.

United States Securities and Exchange

Commission

September 25, 2014

If you have any questions regarding the above, please do not hesitate to call me at (303) 381-4664 or Robyn Zolman at (303) 298-5740.

Sincerely yours,

/s/ Scott E. Beer
Scott E. Beer

Cc:	Ken desGarennes, Zayo Group Holdings, Inc.
Robyn E. Zolman, Gibson, Dunn & Crutcher LLP
James S. Scott, Sr., Shearman & Sterling LLP